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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 20, 2004

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

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This Report on Form 6-K contains a press release of Infineon Technologies AG dated July 20, 2004 for the Company’s third quarter results for the 2004 financial year.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: July 20, 2004	By:	/s/ PETER J. FISCHL

Peter J. Fischl
Chief Financial Officer

	By:	/s/ MICHAEL VON EICKSTEDT

Michael von Eickstedt
General Counsel and
Senior Vice President

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N e w s R e l e a s e / P r e s s e i n f o r m a t i o n

Infineon Reports Third Quarter Results for Fiscal Year 2004

•	Quarterly revenues increased 14 percent sequentially to Euro 1.9 billion
•	Accrual in connection with DRAM antitrust investigations increased by Euro 184 million
•	Quarterly net loss of Euro 56 million and EBIT of Euro 2 million after accrual
•	Net income in the third quarter before accrual improved significantly to Euro 107 million, from Euro 39 million sequentially and a net loss of Euro116 million year-on-year
•	Quarterly EBIT of Euro 186 million before accrual increased from Euro 71 million in the previous quarter, and from an EBIT loss of Euro 116 million year-on-year
•	Operating cash flow increased to over Euro 500 million in third quarter; free cash flow significantly improved to Euro 146 million

Munich, Germany – July 20, 2004 – Infineon Technologies AG (FSE/NYSE: IFX), one of the world's leading semiconductor manufacturers, today announced results for the third quarter of its 2004 fiscal year, ended June 30, 2004. The company had revenues of Euro 1,908 million, an increase of 14 percent sequentially and 30 percent year-on-year. The sequential growth was achieved mainly through higher prices for products of the Memory Products segment, as well as higher demand for products of the Secure Mobile Solutions segment.

“The worldwide semiconductor market has gained considerable momentum during the last three months. We were able to take advantage of this development which is reflected in our improved financial results, excluding the effect of the antitrust accrual,” said Max Dietrich Kley, acting CEO of Infineon Technologies AG. “During the third quarter, we initiated a number of key R&D projects and continued to invest

For the Finance and Business Press: INFXX200407.080e

Corporate Communications	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

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in our worldwide production facilities. We expect these initiatives to significantly strengthen our portfolio and position in our target markets and to further improve the productivity across all our Business Groups. Thus, we have paved the way for Infineon’s plans to deliver profitable growth.”

Earnings
The company has increased by Euro 184 million to Euro 212 million its accrued charge in connection with the ongoing US and European DRAM antitrust investigations and related potential civil claims, as described below. This accrual resulted in a net loss in the third quarter of Euro 56 million, compared to net income of Euro 39 million in the previous quarter, and to a net loss of Euro 116 million a year ago. Quarterly EBIT (Earnings Before Interest and Taxes) of Euro 2 million declined from Euro 71 million in the previous quarter, and an EBIT loss of Euro 116 million in the third quarter of the last fiscal year. Excluding the effect of the additional accrual, the company would have had positive EBIT of Euro 186 million for the quarter. The sequential and year-on-year quarterly earnings increases, excluding the effect of the additional accrual, were due primarily to higher chip prices in the Memory Products segment, and both higher volumes and increased productivity in the Secure Mobile Solutions segment.

Basic and diluted earnings per share decreased to a loss of Euro 0.08 in the third quarter, compared to earnings of Euro 0.05 in the previous quarter. If the effect of the accrual were excluded, basic and diluted earnings per share would have been Euro 0.14, a significant year-on-year improvement from a loss per share of Euro 0.16.

Expenses
Expenditures for Research and Development in the third quarter totaled Euro 308 million, or 16 percent of revenues, increasing sequentially from Euro 304 million, or 18 percent of revenues. The increase in absolute terms primarily reflects in-process research and development expenses of Euro 9 million in the Wireline Communications segment as a result of the acquisition of ADMtek.

Expenses for SG&A (Selling, General & Administrative) in the third quarter amounted to Euro 194 million, or 10 percent of revenues, compared to Euro 176 million, or 11 percent of revenues, in the previous quarter, reflecting higher, volume-related expenses and some one-time expenses.

For the Finance and Business Press: INFXX200407.080e

Corporate Communications	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

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Liquidity
Free cash flow, representing cash flow from operating and investing activities excluding purchases or sales of marketable securities, significantly improved to Euro 146 million, increasing from Euro 53 million in the previous quarter. The improved sequential free cash flow reflects higher cash flows generated from operations of Euro 506 million compared to Euro 463 million in the previous quarter. Infineon’s gross cash position, representing cash and cash equivalents, marketable securities, and restricted cash, amounted to Euro 2.8 billion, decreasing sequentially from Euro 2.9 billion. During the third quarter, Infineon redeemed Euro 200 million of its convertibles notes due 2007, which will reduce future interest expenses.

Regional Development and Employee Data
Revenues outside Europe constituted 60 percent of total revenues, up from 58 percent in the previous quarter. Sales in North America were with 22 percent of total revenues comparable to the previous quarter. Sales in the Asian market represented 37 percent of total revenues, up sequentially from 35 percent.

As of June 30, 2004, Infineon had approximately 34,400 employees worldwide, including approximately 6,900 engaged in Research and Development.

Results for First Nine Months of Fiscal Year 2004
Total revenues for the first nine months of fiscal year 2004 were Euro 5,202 million, up 18 percent from Euro 4,396 million in the same period last year. Net income for the first nine months of this fiscal year amounted to Euro 17 million, a significant improvement compared to a net loss of Euro 484 million year-on-year. EBIT for the first nine months of this fiscal year increased to Euro 143 million, a significant improvement compared to the EBIT loss of Euro 366 million of the first nine months of the last fiscal year. If the effects of the additional accrual, taken during the third quarter, were excluded, the company would have had net income of Euro 180 million and EBIT of Euro 327 million for the first nine months of this fiscal year.

DRAM antitrust investigations
As previously reported, since June 2002, the U.S. Department of Justice has been investigating possible violations of U.S. Federal antitrust laws in the DRAM industry. Infineon’s US subsidiary has been responding to the inquiries. Subsequent to the

For the Finance and Business Press: INFXX200407.080e

Corporate Communications	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

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commencement of the investigation by the U.S. Department of Justice, a total of 25 purported class action lawsuits were filed against Infineon and other DRAM suppliers in various federal and state courts in the United States. The complaints allege violations of federal and state antitrust and competition laws and seek significant damages on behalf of the plaintiffs. Infineon has also been approached by certain of its major customers seeking compensation for damages arising out of Infineon’s alleged anticompetitive behavior. Infineon Technologies AG is also in the process of responding to a request for information made by the European Commission in April 2003 with respect to practices in the European market for DRAM memory products. In accordance with US GAAP, Infineon records liabilities, including accruals for significant litigation costs, related to legal claims when it is probable that a liability has been incurred and the associated amount of the assessment can be reasonably estimated. Accordingly, at the end of the third quarter of fiscal year 2004 Infineon has increased to Euro 212 million from the previous accrual of Euro 28 million that it made in the fourth quarter of fiscal year 2003 in connection with the ongoing antitrust investigations, civil claims and related expenses. Given the uncertainties inherent in predicting the outcome of these continuing investigations and the related litigation and claims, and in predicting future costs, Infineon is, at this time, unable to predict the full financial and other impact that these investigations, lawsuits and claims may have on the company.

Business Group Performance in the Third Quarter of Fiscal Year 2004
The Automotive & Industrial group’s third quarter revenues totaled Euro 415 million, up 9 percent sequentially and 16 percent year-on-year. The sequential revenue increase was driven mainly by continued demand for automotive and industrial power solutions as well as positive developments in the AC/DC Power Supplies business. EBIT improved to Euro 58 million compared to Euro 51 million in the previous quarter and Euro 50 million in the third quarter of last year. The sequential EBIT increase was caused primarily by higher sales volumes and full utilization of manufacturing capacities.

According to the market research institute Strategy Analytics, during calendar year 2003 Infineon’s Automotive business continued to outperform the automotive semiconductor market and strengthened its worldwide number two position by achieving the third position in North America up from number five in calendar year

For the Finance and Business Press: INFXX200407.080e

Corporate Communications	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

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2002. Infineon increased its market share in calendar year 2003 to 8.7 percent worldwide from 8.2 percent in calendar year 2002, with sales growing 21 percent compared to the previous year. The Automotive business achieved design wins at major automotive suppliers for safety applications. Infineon joined the FlexRay consortium and became a premium member of the AutoSAR development partnership. Participation in these industry trade groups will help the company to identify future automotive trends at an early stage and join leading automobile players in defining future system architectures. For the first time, the Power Semiconductors business reached the worldwide number one position in calendar year 2003 up from number 4 position in the previous ranking according to the market research institute IMS Research. In addition, it successfully launched CoolSET™ F3, its new power management & supply product family in the third quarter.

Wireline Communications’ revenues decreased to Euro 104 million in the third quarter, down 5 percent from the previous quarter and down 13 percent year-on-year.

Infineon completed the acquisition of ADMtek in the third quarter, and as a result recorded its first revenue from Broadband Customer Premises Equipment (CPE) through the consolidation of two months of ADMtek results. However, this could not offset lower revenues from narrowband access products and from the optical business. The EBIT loss increased to Euro 35 million, from a loss of Euro 19 million in the previous quarter, but improved from a loss of Euro 99 million year-on-year. The year-ago quarter included a goodwill impairment charge of Euro 68 million. The sequential EBIT decrease was mostly due to charges associated with the acquisition of ADMtek and lower revenues. In April 2004, Infineon agreed to sell its fiber optics business to US-based Finisar Corporation. The transaction is expected to be completed in the fourth quarter of fiscal year 2004, subject to Finisar shareholder approval and other closing conditions.

With a revenue growth of 35 percent in calendar year 2003, the market research institute Gartner recently upgraded the Business Group from rank seven to five in the overall wireline communications market, and ranked it number one in the T/E carrier and analog line card segment. In the third quarter of fiscal year 2004, Infineon achieved additional design wins for its GEMINAX MAX ADSL2/2+ central office

For the Finance and Business Press: INFXX200407.080e

Corporate Communications	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

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chipset at ZTE Corporation, one of the largest Chinese suppliers of data and telecommunications systems, and at the Israeli telecommunications supplier ECI Telecom. In addition, the company launched its first single-chip ADSL2/2+ CPE product, the Amazon, marking its entry into the ADSL CPE market.

Secure Mobile Solutions’ third quarter revenues were Euro 525 million, an increase of 14 percent compared to the previous quarter and a significant increase of 38 percent compared to the third quarter of last year. The sequential revenue increase was primarily driven by a stronger security products business, and higher demand for mobile solutions products, especially in Europe and Asia. EBIT increased significantly to Euro 47 million, compared to Euro 27 million in the previous quarter and an EBIT loss of Euro 18 million year-on-year. The quarterly EBIT increase resulted primarily from higher volume shipments, an improvement in productivity resulting in lower unit costs, as well as an overall improved product mix.

In the third quarter, Infineon started volume production of the enhanced multi-media baseband S-GOLDlite and began shipments to major customers. The Wireless Infrastructure business introduced the next generation GOLDMOS technology for high-power RF transistors, which is optimized for more reliable and cost-effective linear amplifiers and provides optimal thermal performance. According to Gartner, Infineon reached the number three position in wireless communication systems ASSPs (Application Specific Standard Products) in calendar year 2003 from number five position in calendar year 2002. Gartner also ranked Infineon number one in the worldwide chip card IC market for the sixth year in a row with an increased market share of 41 percent based on revenues. Infineon was again recognized as the leading chip card IC manufacturer, when it received the Market Engineering Leadership Award from Frost & Sullivan, a management consulting firm, for the third year in a row.

The Memory Products segment’s third quarter revenues were Euro 811 million, an increase of 22 percent sequentially and of 43 percent compared to the third quarter of the last fiscal year. The significant sequential revenue increase was due primarily to higher average prices for chips. EBIT amounted to negative Euro 50 million, down from positive Euro 13 million in the previous quarter and positive Euro 3 million on a year-on-year basis. The lower EBIT reflects an increase of Euro 184 million in the

For the Finance and Business Press: INFXX200407.080e

Corporate Communications	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

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accrual for antitrust matters, which more than offset the positive effect of higher chip prices.

In the third quarter, the business group converted the majority of its manufacturing capacity to 110-nanometer technology, qualified additional products and made significant progress in the development of future memory technologies. The business group qualified 512-Megabit DDR2 and 256-Megabit GDDR3 GraphicsRAM on its 110-nanometer technology, as well as 32-Megabit CellularRAM on its 140-nanometer technology. Another milestone in the DRAM technology roadmap was reached with the manufacturing of the first product demonstrator for Infineon’s 70-nanometer trench technology. In addition, Infineon made significant breakthroughs in the development of future non-volatile memory technologies. For example, the company achieved the highest density MRAM in the industry to date, which can store 16 Megabits of information and relies on magnetization rather than electric charges. The company proceeded on schedule with the expansion of its manufacturing capacity, for example in announcing expansion and start of ramp-up beginning in the first half of calendar year 2005 of its DRAM production facility in Richmond, Virginia, for chips on 300mm wafers. In June 2004, Infineon celebrated the opening of Inotera Memories, its chip-manufacturing joint venture with the Taiwanese company Nanya Technologies, as well as the opening of the second module of its memory-chip assembly and testing facility in Porto, Portugal.

Third quarter revenues in the Other Operating Segments were Euro 45 million, a decrease of 10 percent sequentially, but an increase of 25 percent year-on-year from Euro 36 million. EBIT showed a loss of Euro 3 million, compared to a loss of Euro 17 million in the previous quarter, and a loss of Euro 15 million in the third quarter of fiscal year 2003. The reduced sequential loss mainly reflects lower impairment charges for investments in the company’s venture capital portfolio compared to the second quarter.

In Corporate and Reconciliation, EBIT in the third quarter was a loss of Euro 15 million, compared to income of Euro 16 million in the prior quarter, and a loss of Euro 37 million in the third quarter of fiscal year 2003. The second quarter included the reversal of a Euro 32 million provision for license fees that are no longer required due to a favorable ruling in a legal proceeding. The year-on-year increase mainly reflects

For the Finance and Business Press: INFXX200407.080e

Corporate Communications	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

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improved capacity utilization.

Outlook for the Fourth Quarter of Fiscal Year 2004
In the automotive industry, Infineon generally sees no major changes. Price pressure from car manufacturers is expected to continue, as they provide add-on features with higher semiconductor content as buying incentive in an effort to stimulate the market. Due to seasonal growth of the PC market, impacting the company’s industrial business, combined with early investment in capacity expansion, Infineon expects further moderate growth in its Automotive & Industrial segment during the fourth quarter of fiscal year 2004.

In its Wireline Communications segment, Infineon anticipates a continued challenging market environment in the fourth quarter of fiscal year 2004. Growth in its ADSL, optical networking, and CPE business, is expected to be partially offset by continuing lower demand for traditional telecom products.

For the fourth quarter of fiscal year 2004, Infineon expects continued positive development for its Secure Mobile Solutions segment. Based on seasonal demand strength, revenues for mobile solutions are anticipated to increase further. Customer demand for baseband ICs and RF transceivers is expected to remain high, reflecting an anticipated increased number of mobile phones sold in calendar year 2004 to 600 million units compared to 540 million units in 2003, according to Gartner.

For the fourth quarter of fiscal year 2004, Infineon expects a favorable supply-demand-balance for its Memory Products segment, based on increases of seasonal demand and modest supply additions in the industry. Overall, Infineon expects a solid growth of production and bit shipments, reflecting the continuing ramp-up of production at Inotera Memories and the impact of increased output based on 110-nanometer technology.

“Our third quarter results confirm that Infineon is well on track. The accrual for the antitrust matters unfortunately pushed the net results into the negative, which masks the results of what was otherwise a very successful quarter for us. We will continue to cooperate with our customers and business partners throughout the world in a lasting, stable and reliable way. For the fourth quarter of fiscal year 2004, we expect continued overall growth in revenues and earnings,” commented Mr. Kley.

For the Finance and Business Press: INFXX200407.080e

Corporate Communications	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

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FINANCIAL INFORMATION
According to US GAAP – Unaudited

Consolidated Statements of Operations

	3 months ended			9 months ended
in Euro million	Jun 30, 03	Mar 31, 04	Jun 30, 04	Jun 30, 03	Jun 30, 04

Net sales	1,471	1,671	1,908	4,396	5,202
Cost of goods sold	(1,084)	(1,114)	(1,213)	(3,406)	(3,432)
Gross profit	387	557	695	990	1,770

Research and development expenses	(273)	(304)	(308)	(792)	(888)
Selling, general and administrative expenses	(158)	(176)	(194)	(494)	(544)
Restructuring charges, net	(5)	(8)	(5)	(16)	(15)
Other operating expense, net	(61)	(1)	(183)	(68)	(182)

Operating (loss) income	(110)	68	5	(380)	141

Interest expense, net	(10)	(8)	(24)	(20)	(55)
Equity in earnings (losses) of associated companies	(1)	5	-	24	4
Gain (loss) on associated company share issuance	-	1	-	(2)	1
Other expense, net	(4)	(5)	(6)	(11)	(10)
Minority interests	(1)	2	3	3	7

Loss (income) before income taxes	(126)	63	(22)	(386)	88

Income tax benefit (expense)	10	(24)	(34)	(98)	(71)

Net (loss) income	(116)	39	(56)	(484)	17

Earnings (loss) per share (EPS)
Shares in million

Weighted average shares outstanding - basic	721	723	748	721	730

Weighted average shares outstanding - diluted	721	733	755	721	741

Earnings (loss) per share - basic and diluted (in Euro)	(0.16)	0.05	(0.08)	(0.67)	0.02

EBIT
Infineon defines EBIT as earnings (loss) before interest and taxes. Infineon management uses EBIT among other measures to establish budgets and operational goals, to manage the Company's business and to evaluate its performance. Infineon reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the company and especially about the performance of its separate business segments.

EBIT is determined as follows from the statement of operations, without adjustment to the US GAAP amounts presented:

	3 months ended			9 months ended
in Euro million	Jun 30, 03	Mar 31, 04	Jun 30, 04	Jun 30, 03	Jun 30, 04

Net (loss) income	(116)	39	(56)	(484)	17
- Income tax (benefit) expense	(10)	24	34	98	71
- Interest expense, net	10	8	24	20	55

EBIT	(116)	71	2	(366)	143

For the Finance and Business Press: INFXX200407.080e

Corporate Communications	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

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Segment Results

	3 months ended			9 months ended
Net sales in Euro million	Jun 30, 03 *	Jun 30, 04	+/- in %	Jun 30, 03 *	Jun 30, 04	+/- in %

Wireline Communications	119	104	(13)	337	320	(5)
Secure Mobile Solutions	381	525	38	1,155	1,451	26
Automotive and Industrial	357	415	16	1,059	1,150	9
Memory Products	569	811	43	1,720	2,119	23
Other	36	45	25	99	142	43
Corporate and Reconciliation	9	8	(11)	26	20	(23)

Infineon consolidated	1,471	1,908	30	4,396	5,202	18

	3 months ended			9 months ended
EBIT in Euro million	Jun 30, 03 *	Jun 30, 04	+/- in %	Jun 30, 03 *	Jun 30, 04	+/- in %

Wireline Communications	(99)	(35)	65	(180)	(69)	62
Secure Mobile Solutions	(18)	47	+++	(70)	88	+++
Automotive and Industrial	50	58	16	144	157	9
Memory Products	3	(50)	—	(103)	20	+++
Other	(15)	(3)	80	(23)	(25)	(9)
Corporate and Reconciliation	(37)	(15)	59	(134)	(28)	79

Infineon consolidated **	(116)	2	+++	(366)	143	+++

*	Prior period segment results are reclassified to be consistent with the current period presentation and organizational structure.
**	Includes acquisition related expenses (amortization of acquired intangible assets, goodwill, deferred compensation and in-process R&D) of Euro 14 million and Euro 17 million for the three months ended 06/30/2003 and 06/30/2004 (primarily SMS and COM), respectively, as well as Euro 33 million and Euro 33 million for the nine months ended 06/30/2003 and 06/30/2004, respectively (primarily SMS and COM).
	3 months ended
Net sales in Euro million	Mar 31, 04	Jun 30, 04	+/- in %

Wireline Communications	109	104	(5)
Secure Mobile Solutions	461	525	14
Automotive and Industrial	379	415	9
Memory Products	665	811	22
Other	50	45	(10)
Corporate and Reconciliation	7	8	14

Infineon consolidated	1,671	1,908	14

	3 months ended
EBIT in Euro million	Mar 31, 04	Jun 30, 04	+/- in %

Wireline Communications	(19)	(35)	(84)
Secure Mobile Solutions	27	47	74
Automotive and Industrial	51	58	14
Memory Products	13	(50)	—
Other	(17)	(3)	82
Corporate and Reconciliation	16	(15)	—

Infineon consolidated *	71	2	(97)

*	Includes acquisition related expenses of Euro 8 million and Euro 17 million for the three months ended 03/31/2004 and 06/30/2004, respectively (primarily SMS and COM).

For the Finance and Business Press: INFXX200407.080e

Corporate Communications	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

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Regional Sales Development

	3 months ended
Regional sales in %	Jun 30, 03	Mar 31, 04	Jun 30, 04

Germany	24%	25%	22%
Other Europe	18%	17%	18%
North America	23%	22%	22%
Asia / Pacific	34%	35%	37%
Other	1%	1%	1%
Total	100%	100%	100%

Europe	42%	42%	40%

Outside-Europe	58%	58%	60%

Consolidated Balance Sheets

in Euro million	Sep 30, 03	Jun 30, 04

Assets
Current assets:
Cash and cash equivalents	969	1,094
Marketable securities	1,784	1,536
Trade accounts receivable, net	876	1,073
Inventories	959	886
Deferred income taxes	113	158
Other current assets	605	429

Total current assets	5,306	5,176

Property, plant and equipment, net	3,817	3,555
Long-term investments, net	425	694
Restricted cash	67	164
Deferred income taxes	705	613
Other assets	485	643

Total assets	10,805	10,845

in Euro million	Sep 30, 03	Jun 30, 04

Liabilities and shareholders' equity
Current liabilities:
Short-term debt and current maturities of long-term debt	149	174
Trade accounts payable	877	960
Accrued liabilities	644	660
Deferred income taxes	39	19
Other current liabilities	425	513

Total current liabilities	2,134	2,326

Long-term debt	2,343	2,060
Deferred income taxes	32	27
Other liabilities	630	502

Total liabilities	5,139	4,915

Total shareholders' equity	5,666	5,930

Total liabilities and shareholders' equity	10,805	10,845

For the Finance and Business Press: INFXX200407.080e

Corporate Communications	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

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Consolidated Statements of Cash Flows

	3 months ended			9 months ended
in Euro million	Jun 30, 03	Mar 31, 04	Jun 30, 04	Jun 30, 03	Jun 30, 04

Net cash provided by operating activities	183	463	506	288	1,289

Net cash used in investing activities	(604)	(92)	(34)	(1,267)	(909)

Net cash provided by (used in) financing activities	615	-	(334)	607	(255)

Net increase (decrease) in cash and cash equivalents	194	371	138	(372)	125

Depreciation and amortization	361	329	329	1,073	986

Purchases of property, plant and equipment	(138)	(253)	(271)	(677)	(740)

Gross Cash Position
Infineon defines gross cash position as cash and cash equivalents, marketable securities and restricted cash.

Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for US GAAP purposes are not considered to be ìcashî, it reports its gross cash position to provide investors with an understanding of the companyís overall liquidity.

The gross cash position is determined as follows from the balance sheet, without adjustment to the US GAAP amounts presented:

in Euro million	Sep 30, 03	Mar 31, 04	Jun 30, 04

Cash and cash equivalents	969	956	1,094
Marketable securities	1,784	1,859	1,536
Restricted cash	67	52	164

Gross Cash Position	2,820	2,867	2,794

Free Cash Flow
Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure to evaluate changes in liquidity after taking capital expenditures into account, which ultimately requires financing.

The free cash flow is determined as follows from the cash flow statement, without adjustment to the US GAAP amounts presented:

	3 months ended			9 months ended
in Euro million	Jun 30, 03	Mar 31, 04	Jun 30, 04	Jun 30, 03	Jun 30, 04

Net cash provided by operating activities	183	463	506	288	1,289
Net cash used in investing activities	(604)	(92)	(34)	(1,267)	(909)
Thereof: Purchase (sale) of marketable securities, net	432	(318)	(326)	538	(244)

Free cash flow	11	53	146	(441)	136

For the Finance and Business Press: INFXX200407.080e

Corporate Communications	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

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Press and Analyst Telephone Conferences Information
Infineon Technologies will hold a press telephone conference on July 20, 2004, at 12:00 pm Central European Standard Time (CEST), 6:00 am Eastern Standard Time (U.S. EST). It can be followed in German and English over the Internet. In addition, the Infineon Management Board will conduct a telephone conference (English only) with analysts and investors at 2:00 pm (CEST), 8:00 am (U.S. EST), to discuss operating performance of the third quarter of fiscal year 2004. Both the conferences will be available live and for download on Infineon‘s web site at http://www.infineon.com.

You can download video material in broadcast standard from
http://www.infineon.com/videos/

D I S C L A I M E R
This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, and our ability to achieve our cost savings and growth targets. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as the other factors mentioned herein. As a result, our actual results could differ materially from those contained in the forward-looking statements.

Infineon, the stylized Infineon Technologies design are trademarks and servicemarks of Infineon Technologies AG. All other trademarks are the property of their respective owners.

For the Finance and Business Press: INFXX200407.080e

Corporate Communications	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

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INFINEON TECHNOLOGIES AG

BY ELECTRONIC TRANSMISSION VIA EDGAR

Securities and Exchange Commission	Name	Francois Eksteen
450 Fifth Street, N.W.	Department	SEC Reporting / AFR-SEC
	Telephone	+49 89 / 234-21758
Washington D.C. 20549
	Fax	+49 89 / 234-22964

	E-Mail	francois.eksteen@infineon.com
	Internet	www.infineon.com

	Date	July 20, 2004
Re:	Infineon Technologies AG (IFX)
Report on Form 6-K

Ladies and Gentlemen:

     Infineon Technologies AG is filing today by electronic transmission over the Commission's Edgar system a report on Form 6-K containing a press release of Infineon Technologies AG dated July 20, 2004 for the Company’s third quarter results for the 2004 financial year.

     Please direct any questions to the undersigned at (011-49) 89-234-21758.

Sincerely yours,

/s/ FRANCOIS EKSTEEN

Francois Eksteen

Senior Director SEC Reporting